Exhibit 21.1

Principal Subsidiaries, Consolidated Affiliated Entity and Subsidiary of Consolidated Affiliated Entity of the Registrant

Subsidiaries	Place of Incorporation
Gracell Biotechnologies Holdings Limited	British Virgin Islands
Gracell Biotechnologies (HK) Limited	Hong Kong
Gracell Biopharmaceuticals, Inc.	United States
Gracell Bioscience (Shanghai) Co., Ltd.	People’s Republic of China
Gracell Biomedicine (Shanghai) Co., Ltd.	People’s Republic of China

Consolidated Affiliated Entity	Place of Incorporation
Gracell Biotechnologies (Shanghai) Co., Ltd.	People’s Republic of China

Subsidiary of Consolidated Affiliated Entity	Place of Incorporation
Suzhou Gracell Biotechnologies Co., Ltd.	People’s Republic of China